James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 20 June 2024 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NDW 2000 Dear Sir / Madam, Annual Report Fiscal Year 2024 James Hardie announced today that it has filed the Annual Report relating to fiscal year 2024 with the ASX. Copies of the document are available on James Hardie’s investor relations website at http://ir.jameshardie.com.au Yours faithfully James Brennan-Chong Director of Investor Relations and Market Intelligence This announcement has been authorized for release by the CEO Mr. Aaron Erter Exhibit 99.18

James Hardie | 1 Living Our Purpose BUILDING A BETTER FUTURE FOR ALL™ F Y 2 0 2 4 A N N U A L R E P O R T

Letter to Shareholders 3 Global Business Overview 6 North America 9 APAC 11 Europe 13 Expanding Our Impact 15 Innovating to Amplify Our Commitments 16 Building a Culture of Sustainability 17 Driving Efficiency and Safety 18 Raising Our Profile and Driving Demand 19 20-F Financials 21 Shareholder Information 22 Table of Contents Unless otherwise stated all items are denoted in U.S. dollars. Any financial metric referred to as “Adjusted” is a Non‑GAAP Financial measure. The amounts denoted as “Adjusted” are done so consistently with the Company’s other financial reports. Please see Financial Endnotes, for further explanation of Non‑GAAP Financial Information. James Hardie acknowledges the traditional custodians of the lands on which our business and assets operate, and recognizes their ongoing connection to land, waters, and community. We pay our respects to the Indigenous Custodians on these lands before us, the Indigenous Peoples today, and the generations to come.

James Hardie | 3 Dear shareholders, As we close out another year lined with successes and growth, we’re confident in the potential and promise of James Hardie’s path forward. We’ve been guided at each step by the values and purpose of Building a Better Future for All™. We are immensely proud of our people, who remain focused on living that purpose and safely delivering the highest quality products and solutions to our customer partners. Our people truly represent the best in our industry. We have so much to be encouraged about from our performance last year and as we look to the year ahead. Against a changing and challenging backdrop, we’ve delivered record results in FY24 including record Global Net Sales and Adjusted Net Income. • We’ve deepened our relationships and integration across the value chain in every region. • We’ve reinvigorated trade programs and launched campaigns to drive demand. • We’ve invested in our people by ensuring that our commitment to Zero Harm is reinforced by our actions, every day. • We’ve elevated our sustainability ambitions and put them at the center of how we operate. • We’ve expanded our support of incredible organizations, such as Habitat for Humanity® International and their Habitat Strong Program, which is designed to help communities rebuild and adapt resiliently to an evolving climate. Letter to Shareholders This year is a testament to who we are at James Hardie, what fuels us, and what we can accomplish together. Our global strategy is at the heart of this year’s success and will be as we move forward. As you may have heard us say, “We are Homeowner Focused, Customer and Contractor Driven™.” This strategy has three building blocks that enable our ability to grow consistently across all our regions: 1. Profitably grow and take share where we have the right to win 2. Bring our customers high-value, differentiated solutions 3. Connect and influence all the participants in the customer value chain With this strategy and these priorities in place, our teams are focused on partnering with our customers, managing decisively, and controlling what we can control. Talent has been another key ingredient to our success. In this last year, we have increased investment in developing our existing teams, aligned our structure to support our strategy, and added new talent to the organization. This approach has been thoughtful and purposeful, rounding out skill sets across key departments such as HR, Sales, Marketing, and Technology, while also supporting existing functions. One of the additions to our team that we are especially excited about is our new Chief Financial Officer, Rachel Wilson. She’s made an immediate impact on our business thanks to her extensive experience, leadership, and focus on partnering with the team to drive profitable growth. We also welcome our newest Board of Directors member John Pfeifer and look forward to his contributions as we continue to strengthen our Board to align with our strategic objectives. As this year has proven, James Hardie is — and will continue to be — a leader in global building products. We’re aligned like never before, anchored by a clear purpose and strategy to accelerate our momentum for the future. We are so proud of this company, our people, our products, and our partners across the value chain. While we have much more work in the years ahead, we’re all driven by our ambition of Building a Better Future for All™. Aaron M. Erter Anne H.Lloyd CEO Chairperson Anne H. Lloyd Chairperson Aaron M. Erter CEO

James Hardie | 4 Our Foundational Imperatives are the bedrock of our company, and they promote the culture that is James Hardie. Each is critical in building the company we want to be and in driving sustained success for years to come. 1 2 Zero Harm is a non‑negotiable element of our culture and underpinned by our conviction that every incident is preventable. We operate with our team’s safety, security, and well‑being as our #1 priority. The Hardie™ Operating System (HOS) is our enterprise management system that drives focus across every area of our business. It gives us clarity on our priorities, efficient resource allocation, cost savings, and execution standards for approved initiatives. 3 4 Sustainability is a continuous journey with no end. We have evolved our strategy to be more ambitious and to think longer‑term about what our impact can be. We strive to develop solutions, road maps, and programs that reinforce and achieve these goals. Our people are our strongest asset. We are proud to invest in our people, provide development to ensure meaningful and fulfilling careers, expose them to new opportunities, and support the communities where they live.

James Hardie | 5 Our purpose, vision, and mission help us tell the story of James Hardie, reflecting who we want to be, where we’re going, and why we do what we do. They aim us higher while anchoring us in the spirit of what makes this company so great. That DNA is made even stronger by our core values that reinforce who we are and guide how we act. PURPOSE Building a Better Future for All™ VISION To inspire how communities design, build, and grow – today and tomorrow. MISSION Be the most respected and sought‑after building materials brand in the world. DO THE RIGHT THING EMBRACE OUR DIVERSITY BE BOLD AND PROGRESSIVE COLLABORATE FOR GREATNESS HONOR OUR COMMITMENTS Values

Global Business Overview

Today, James Hardie is one of the world's leading manufacturers of building solutions. We work with homeowners and building professionals alike to offer an extensive range of products to elevate the style, look, and resilience of every kind of home.

At James Hardie, we are Homeowner Focused, Contractor and Customer Driven™.



NORTH AMERICA

Net Sales
US **$2,891.4** million
+4% from FY23

EBIT
US **$921.1** million
+20% from FY23

FY24 GROUP RESULTS

Net Sales
US **$3,936.3** million
+4% from FY23

Adjusted EBIT
US **$940.8** million
+21% from FY23



EUROPE

Net Sales
US **$482.1** million
+7% from FY23

EBIT
US **$45.0** million
+70% from FY23



ASIA PACIFIC

Net Sales
US **$562.8** million
+4% from FY23

EBIT
US **$166.1** million
+16% from FY23

GLOBALLY

Operating Sites: **19** | R&D Centers: **3**

○ Manufacturing Facilities

● Research and Development

James Hardie | 6

Delivering Profitable Growth

The James Hardie team remains focused on working safely, partnering with our customers, investing in long-term growth, and driving profitable share gain. Our dedication to executing this strategy led to record results this fiscal year and is a clear runway for future growth.

NET SALES
Dollars in US millions


FY24 3,936
FY23 3,777
FY22 3,615
FY21 2,909
FY20 2,607

9% | 5-YEAR CAGR

ADJUSTED EBIT
Dollars in US millions


FY24 941
FY23 780
FY22 816
FY21 629
FY20 487

18% | 5-YEAR CAGR

ADJUSTED NET INCOME
Dollars in US millions


FY24 708
FY23 606
FY22 621
FY21 458
FY20 353

19% | 5-YEAR CAGR

ADJUSTED DILUTED EPS
US Dollars/Share


FY24 1.61
FY23 1.36
FY22 1.39
FY21 1.03
FY20 0.79

19% | 5-YEAR CAGR

ADJUSTED ROCE
%


FY24 55%
FY23 48%
FY22 51%
FY21 40%
FY20 31%

45% | 5-YEAR AVERAGE

OPERATING CASH FLOW
Dollars in US millions


FY24 914
FY23 608
FY22 757
FY21 787
FY20 451

25% | 5-YEAR CAGR

		FY24	FY23	FY22
NORTH AMERICA FIBER CEMENT				
Volume	mmsf	3,054	3,039	3,112
Volume Change	y/y	1%	(2%)	15%
Average Net Sales Price	US$/msf	941	912	814
Average Net Sales Price Change	y/y	3%	12%	9%
ASIA PACIFIC FIBER CEMENT				
Volume	mmsf	554	577	633
Volume Change	y/y	(4%)	(9%)	17%
Average Net Sales Price	A$/msf	1,381	1,228	1,111
Average Net Sales Price Change	y/y	12%	11%	5%
EUROPE BUILDING PRODUCTS				
Volume	mmsf	734	849	953
Volume Change	y/y	(13%)	(11%)	9%
Average Net Sales Price	€/msf	480	414	356
Average Net Sales Price Change	y/y	16%	16%	11%
GLOBAL				
Volume	mmsf	4,342	4,465	4,698
Volume Change	y/y	(3%)	(5%)	14%
Net Sales Growth	y/y	4%	4%	24%

James Hardie | 7

James Hardie | 8 GLOBAL NET SALES GLOBAL ADJUSTED NET INCOME North America Fiber Cement Asia Pacific Fiber Cement Europe Building Products Global Net Sales Adjusted EBIT North America Fiber Cement Asia Pacific Fiber Cement Europe Building Products Research and Development General Corporate Global Adjusted EBIT Adjusted Interest, net Other (Income) Expense, net Adjusted Income Before Income Taxes Adjusted Income Tax Expense Global Adjusted Net Income US$m US$m US$m US$m 2,891.4 562.8 482.1 3,936.3 2,787.6 539.2 450.3 3,777.1 2,551.3 574.9 488.5 3,614.7 US$m US$m US$m US$m US$m US$m 921.1 166.1 45.0 (37.0) (154.4) 940.8 767.5 142.8 26.5 (33.3) (123.7) 779.8 741.2 160.8 62.9 (34.4) (114.9) 815.6 US$m US$m US$m US$m US$m 24.3 (2.7) 919.2 211.7 707.5 34.9 (12.8) 757.7 152.2 605.5 40.2 0.2 775.2 154.5 620.7 4% 4% 7% 4% 20% 16% 70% 11% 25% 21% (30%) (79%) 21% 39% 17% FY24 FY23 FY22 FY24 vs FY23 Change %

James Hardie | 9 In a year that started with some uncertainty in the market, one thing has been clear — our strategy is working. We are Homeowner Focused, Customer and Contractor Driven™. That focus has fueled our growth in North America, leading to record results for the region. Across North America, we continued to take share. Our volumes increased 1% year‑over‑year, while single family new construction contracted 6% in calendar year 2023, and major repair and remodel declined approximately 11% year‑over‑year. This above‑market growth supported FY24 North American Net Sales increasing 4% and EBIT increasing 20%. These kinds of results don’t happen by accident; they’re a testament to the resilience, agility, and passion of our people. Offering the right product, for the right segment, at the right time, has enabled us to consistently deliver. In the last year, we’ve implemented our purpose of Building a Better Future for All™ in several areas across the business to give us a strong foundation for the year ahead. While the repair and remodel (R&R) segment remains challenging, we’re positioned to win our fair share when it rebounds. We’ve increased marketing in and around these key markets to stay top‑of‑mind. Through targeted outreach, we have grown our Contractor Alliance® Program to a new record with over 6,000 contractor members. And we’ve invested in education, training, and support to arm our R&R contractors with what they will need to grow in the future. In addition to these investments, we have doubled the number of Dream Builder events this year. These interactive in‑person events bring key customers and contractors together with our sales team to learn more about how to market and sell Hardie® products. Accelerating Our Right to Win N O R T H A M E R I C A U P D AT E We’ve deepened our relationships across the value chain to drive greater integration, working closely with our dealers and distribution partners to assess demand and manage inventory to ensure they have the right product mix in the right places, in addition to robust business planning and clear goals. We also continue to actively defend and grow our relationships with big builders. For example, we already have incentive programs with several of the top big builders. And we’re proud of our new national relationship with D.R. Horton, known as America’s Builder. Our range of marketing tentpoles are designed to drive James Hardie as the brand of choice. These efforts include TV, sports sponsorships, influencers, and more. The continued strength of our collaboration with Chip and Joanna Gaines, as well as our first‑ever Color of the Year release — Mountain Sage — have generated strong exposure and interest. Highly visible sponsorships, such as the HGTV Dream Home and targeted MLB sponsorships in priority markets have put James Hardie on a local and national stage. And we’re further delivering on our purpose through our new Hardie™ Honors and Habitat for Humanity® International Habitat Strong program. So, our momentum is strong as we look to the year ahead. Over the last 20+ years, we’ve built considerable awareness and goodwill with contractors and builders across the country thanks to our superior building solutions. With our strategy in place, we continue to invest in demand creation and work to grow the number of homes featuring Hardie® products. We’ve got the right people, the right plans, and the right solutions in place to accelerate growth while Building a Better Future for All™.

James Hardie | 10 81% FY24 SEGMENT NET SALES FY24 SEGMENT EBIT North America APAC and Europe NET SALES Dollars in US millions EBIT Dollars in US millions FY22 FY22FY23 FY23FY24 FY24 2,551.3 741.2 29.1% 2,787.6 767.5 31.9% 27.5% 2,891.4 921.1 74% RECORD RECORD RECORD

Building Strong Momentum

APAC UPDATE

Our relentless focus across our Asia Pacific business has driven strong, record-breaking momentum throughout the year. While the Australian housing market remains challenged as the industry navigates housing affordability and declines in building approval, we've shown our resilience by being Homeowner Focused, Customer and Contractor Driven™.

By leveraging this solid foundation, our APAC team delivered record net sales of A$856.3 million, up 9% and EBIT of A$252.7 million, up 21% year-over-year. We're excited by this performance and the consistent, disciplined work across the value chain that powered these strong results.

A key ingredient in this year's success has been our co-creation model with major builders. In this process, we work with builders through every step of their development process to create housing that appeals to consumers with its unparalleled beauty and character. As part of our involvement, we can help build houses featuring Hardie® products more efficiently and more effectively in place of homes that normally would be outfitted with brick or masonry exteriors. Due to the success of this program, we continue to see more major builders coming on board to work with our people.

We've also become more deeply integrated with customers through our collaborative planning, forecasting, and replenishment approach. In the last year, we've brought on data analysts who partner with key customers to assess product mix, velocity, and inventory, as well as other factors in the supply chain that impact their business. While we're in the beginning stages of piloting this new approach, we're encouraged by the early results.

Another highly visible win for the James Hardie brand happened thanks to our continued sponsorship of Australia's hit reality show "The Block." As part of the sponsorship, we helped this year's contestants reshape and reimagine their house exteriors, transforming five 1950s brick homes with the Hardie™ Architectural Collection. Viewers tuned in each week to see the real difference in beauty and resilience that Hardie® products were able to make to these incredible homes. We were able to harness a series of digital assets from the show to drive demand among homeowners in the market to renovate or build a new home.

These are some of the aggressive shifts we've made in the last year to lay the foundation for our success in years to come. As we unlock new capabilities, new marketing opportunities, and new partnerships across the value chain, we are confident in our outlook for growth. We're not just building a better James Hardie in APAC, we're Building a Better Future for All™.


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JamesHardie
Modern Homes Forecast 2024
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MODERN HOMES FORECAST

Launched in early 2024, we leveraged data and insight to forecast the seven modern home styles that will influence contemporary design and housing in Australia. We also produced design handbooks that unpack each concept and include the Hardie™ solutions to bring the style to life.

James Hardie | 11

James Hardie | 12 15% FY24 SEGMENT NET SALES FY24 SEGMENT EBIT APAC North America and Europe NET SALES A$ million EBIT A$ million FY22 FY22FY23 FY23FY24 FY24 777.7 217.4 28.0% 787.0 208.8 29.5% 26.5% 856.3 14% RECORDRECORD RECORD 252.7

James Hardie | 13 Investing for the Future E U R O P E U P D AT E Despite a challenging market environment in which building permits have been on the decline, we delivered a strong year by staying laser‑focused on our strategy and investing across Europe for the future. We stay committed to driving profitable growth as we live our purpose of Building a Better Future for All™ in the region. This year, we’ve been able to drive a solid EBIT improvement enabled by a 16% increase in Average Net Sales Price (ASP) and growth of our high‑value products, which are becoming a larger part of our overall mix thanks to our opportunities in flooring, plank, and panel. We’re excited by the momentum high‑value products are adding to our overall performance. Commercial projects, from multifamily homes to school buildings, represent a significant growth opportunity for us across Europe. So, we’ve invested in dedicated sales teams to promote our panel portfolio throughout the region. Our innovative architectural panel remains a standout. Its sophisticated design was developed with leading European architects, blending beauty with the resilience of superior durability backed by an industry‑ leading 15‑year warranty. It’s fueling growth for us; and it’s getting noticed by our peers. For instance, we were proud when this collection was recognized by the German Design Council with an award in Excellent Product Design. We’ve also built a series of events for architects in major European cities like London and Paris, as well as hyper‑ targeted advertising campaigns to generate more leads and demand. These efforts have already shown success at elevating James Hardie with this important audience. Last year we launched another high‑value product, fermacell® Therm25™ flooring elements, broadly across the market. This innovation expanded our dry flooring solutions by drastically increasing speed and affordability, and responded to the ongoing need across Europe to update or replace outdated heating solutions to meet new energy conservation regulations — with Therm25™ flooring elements making it easier and faster to install underfloor heating solutions. Investing in our people and our communities remains a focus as we work to fulfill our purpose of Building a Better Future for All™. Over the last year, we’ve put a greater focus on talent development, training, and goal setting. On the social front, we started a collaboration with the SWANS Initiative. This amazing organization aligns with our purpose by empowering German‑ raised female academics from immigrant families, Black women, women of color, and other marginalized women by increasing their access to education and employment opportunities. Our values guide our actions and decisions while shaping our culture. To make our company values more visible and strengthen them, we introduced our “Value of the Month” initiative last year. We focused on one value per month and offer various value‑related actions for employees to take part in. This initiative has already increased visibility of our values within the organization and highlighted opportunities for our people to connect to them. As we look to the year ahead, we know we’re on the right path. Our investments in our purpose, our people, our pipelines, and our products over the last year have positioned the region for continued profitable growth. We’re confident in our right to win throughout Europe.

James Hardie | 14 FY24 SEGMENT NET SALES FY24 SEGMENT EBIT Europe North America and APAC NET SALES € million EBIT € million FY22 FY22FY23 FY23FY24 FY24 420.5 54.2 12.9% 431.8 25.2 9.3% 5.8% 444.5 41.5 RECORD 4% 12%

James Hardie | 15 Expanding Our Impact

James Hardie | 16 Our efforts around innovation and research and development (R&D) will continue to advance as we embrace our purpose of Building a Better Future for All™ — and these efforts show no signs of slowing down. We’ve reinvigorated our approach across the globe, putting more rigor into our processes and governance to guide where we focus and invest. After all, the choices we make today are what enable our future growth. In the last year, we’ve successfully implemented innovation councils in each region. These councils are focused on navigating our newly built Innovation Stage Gate process and driving cross‑functional alignment. As part of their work, the teams also developed road maps for product solutions that deliver exceptional value and save our customers time and money. The net result is that we’re collaborating on a global scale, while continuing to empower our teams with more autonomy and accountability. Another highlight has been our work on sustainability. We’re proud to partner with our Environmental, Social, and Governance team to innovate ways we can operate that are more efficient, more sustainable, and more environmentally friendly. Together we’ve identified key parts in the product life cycle where we can begin to minimize our impact on the planet, such as through lower emissions, leveraging recycled content, and locally sourcing raw materials. We will continue to build upon the significant progress we’ve made, as there’s a rich pipeline ahead to help us reach our ambitions. Innovating to Amplify Our Commitments I N N O VAT I O N A N D T E C H N O L O G Y U P D AT E Innovation has also played a crucial role in reinforcing James Hardie as one of the world’s leading manufacturers of building solutions. This last year, we’ve delivered new solutions that show our leadership and superior value proposition to all customers in our entire value chain. DEPLOYING MOLDBLOCK™ TECHNOLOGY In the Philippines, we debuted a product built specifically for Filipino homes and climate: HardieFlex® NexGen™ fiber cement boards with MoldBlock™ Technology. This technology helps prevent the growth of “toxic black mold” on ceilings and walls. It’s also resistant to the growth of bacteria, which can aggravate allergies, cause odor, and present an overall health risk. ROLLING OUT FERMACELL® THERM25™ FLOORING ELEMENTS AND PUMPABLE BONDED LEVELING COMPOUND Our launch of our fermacell® Therm25™ product across Europe has led to significant traction, offering a game changer in underfloor heating. We’ve also rolled out our pumpable bonded leveling compound, yet another flooring solution to offer value and save time for builders. INCREASING OUR HARDIE® ARCHITECTURAL PANEL OFFERING Our launch of Brushed Concrete in APAC and EU, and Sea Grass in North America, has seen us expand our offering of the Hardie® Architectural Panel collection. REINTRODUCING HARDIE® ARTISAN LAP SIDING We recently reintroduced our signature Artisan® Lap Siding, now proudly featured within our Hardie™ Architectural Collection as the Hardie® Artisan Lap Siding Architectural Collection. This siding has a sleek, striking profile that delivers a sophisticated and luxurious look while also providing the resiliency our customers expect from Hardie® products. Taken together, these initiatives support our Homeowner Focused, Customer and Contractor Driven™ strategy. We’ve substantially increased our investment in our R&D and innovation pipelines for the years ahead and have clear road maps and work streams in place. We are united in pursuing our purpose of Building a Better Future for All™. HERE ARE A FEW OF OUR FAVORITES:

James Hardie | 17 Sustainability is a continuous journey with no end. We’ve evolved our strategy to be more ambitious and think longer‑term about what our impact can be. We strive to develop solutions, road maps, and programs that reinforce and achieve these goals. But our new goals are just the beginning. We've already started to integrate our sustainability strategies into the Hardie™ Manufacturing Operating System (HMOS). This integration is a clear signal of how we plan to operate moving forward, infusing sustainability into every part of the company from the boardroom to our manufacturing plants. And we’re also working to evolve our processes for disclosures and reporting to meet emerging regulations. As our climate continues to impact where we live, we’re embarking on a broad range of new initiatives to show our purpose at work while reinforcing the resilience and strength of what we make. We’re honored to expand our relationship with Habitat for Humanity® International by becoming the newest corporate sponsor of its Habitat Strong program. Over the next three years, we will provide the program with our products and financial support to help build 80+ affordable, climate‑resistant homes across the U.S., all built to withstand weather conditions and natural disasters. Building a Culture of Sustainability E N V I R O N M E N TA L , S O C I A L , A N D G O V E R N A N C E O V E R V I E W Stefan Brumme (Head of Maintenance, Schraplau Plant, EU): Stefan and his team led efforts to replace insulation and expansion joints at the end of 2023, helping contribute to the plant’s goal of reducing electricity and gas consumption. SUSTAINABILITY IN ACTION Everyone at James Hardie has a hand in helping build a better – and more sustainable – future for all. Here are some ways our employees are making a positive and lasting impact. Environmental, Social, and Governance Pillars ZERO HARM With our Zero Harm culture, we seek to ensure the safety of our products, employees, partners, customers, and communities. INNOVATION We are committed to transforming new technologies into high‑quality and sustainable products, solutions, and building practices. PLANET We are proactively managing our impact on the environment with a prioritization on circularity and reducing greenhouse gas emissions. COMMUNITIES We are building and sustaining an inclusive culture within our business and supporting the communities where we live and work. Another example of our commitment to a sustainable future is our partnership with leading home builders in the U.S. to construct sustainable future‑ready homes equipped with Hardie® siding to showcase its resiliency and durability when facing the unique climates and conditions of Washington, DC; Milwaukee, WI; and Breckenridge, CO. These are just a couple of our plans to build upon our sustainability efforts. In FY25 we’ll also enhance our commitment to ensuring that homeowners can sustain their quality of life. This year we’re entering an exciting collaboration with the Tunnel to Towers Foundation. We’ll join their mission to provide mortgage‑free homes to first responders and service members in need of assistance, by providing added protection and peace of mind to homeowners who’ve dedicated their lives to protecting their communities. While there’s more work to do, we have strong momentum in driving our sustainability ambitions. What we’ve put in place will play a significant role in building a better and more sustainable future for everyone we serve. Look for a full update on our goals and metrics in our FY24 Sustainability Report later this year. Daniel Moon (Senior Manager, Finance, NA): Daniel helped with the integration of sustainability metrics into one of our key business processes. Guy Martin (Purchasing & Stores Officer, APAC) and Sachitha Kaluarachchi (Projects Engineer Capital Projects, APAC): Guy Martin initiated and has run the James Hardie Christmas Charity Raffle for 18 Years. Thanks to Guy, Sachitha, and other team members, the 2023 raffle raised AU$17,862 for the Black Dog Institute, to support mental health, and the National Homeless Collective School Project, which provides supplies for kids in need.

James Hardie | 18 As one of the world’s leading manufacturers of building solutions, how we operate is critical to driving sustainable and profitable growth. So we’ve made key investments this year in operational efficiency, safety, and capacity to meet — and prepare for — increasing demand. And we’ve prioritized organic growth by consistently investing in capacity expansion as needed. Overall, our adjusted return on capital employed (ROCE) of 55% in FY24 and an average of 45% over the last five years reinforces the success of this approach for us. Across the globe, we’re excited by several expansions to our facilities that will fuel our future: • We’ve installed the third sheet machine in our Prattville, Alabama, facility and are continuing work to add a fourth sheet machine. When completed, this will be our company’s largest plant and a key supplier for growth in North America. • In Massachusetts, we have begun commissioning a new ColorPlus® Technology finishing facility, which will increase our ColorPlus® Technology capacity. This will help us be ready to take share of the repair and remodel segment as conditions become more favorable across those markets. • In Australia, we’ve identified additional brownfield capacity at our Rosehill facility to meet demand. We’re also making significant progress on expanding brownfield fiber gypsum capacity at our site in Orejo, Spain. Driving Efficiency and Safety C A PA C I T Y A N D O P E R AT I O N S U P D AT E ZERO HARM MONTH To show our commitment to safety, James Hardie’s global manufacturing and corporate teams dedicated a day to discuss and exclusively focus on safety. This successful initiative will be an annual event for us at James Hardie, serving as a reminder that we will never put profit before safety. To achieve our capacity objectives, we have leveraged our enterprise management system called the Hardie™ Operating System (HOS). HOS is designed to drive focus and effective delivery of key strategic initiatives. This system has ensured continuous improvements via our lean manufacturing strategy (HMOS), while increasing efficiency, throughput, and overall efficiency of our existing manufacturing network. HOS has also delivered cost savings and working capital reductions, and integrated the new company sustainability goals into our manufacturing system, making them core to what we do. Our focus on localized manufacturing has remained a strategic advantage and part of our superior value proposition to customers, builders, and contractors. For example, by operating 11 manufacturing sites across the U.S. we can support our customers’ changing needs. And with our plants located near key sources of raw materials, we’re able to offer efficient sourcing, which helps minimize freight costs as well as the carbon footprint of our supply chains. This ability to react quickly to changing conditions is a hallmark of our operational efficiency and agility. When the North America region experienced unexpected strength in the new construction market this year, our teams came together to ramp up our supply chain and meet growing demand from our customers. We’re proud of their collaboration and resilience. While we work on Building a Better Future for All™, we are also ensuring that we take care of our people through our commitment to Zero Harm. This focus is non‑negotiable for us, ensuring we educate our employees on safety and empower them with the skills they need to avoid accidents and injuries. We took that commitment further this year by investing in Zero Harm Month, which is discussed in our spotlight section. We’re aggressive about safety because it’s the right thing to do, and we’re encouraged by improvements in our incident rates globally. Everything we’ve done this year — from expanding capabilities to prioritizing safety — helps us deliver on our strategy of being Homeowner Focused, Customer and Contractor Driven™. We’ll continue to use this as a guide as we decide where and how we invest to expand opportunity for our company, our people, and our communities.

James Hardie | 19 Raising Our Profile and Driving Demand M A R K E T I N G O V E R V I E W NEW USA WEBSITE BOOSTING OUR BRAND PRESENCE CONNECTING WITH TRADE PARTNERS Pros and homeowners can see the design possibilities of Hardie® siding and trim with the Hover® app. INTRODUCING OUR FIRST COLOR OF THE YEAR SUPPORTING OUR MAGNOLIA HOME | JAMES HARDIE COLLECTION REINVIGORATING OUR MATERIALS MAKING IMPACT IN OUR COMMUNITIES SHOWING UP WHERE IT MATTERS

James Hardie | 20 Financial Endnotes NON-GAAP FINANCIAL INFORMATION This Annual Report contains financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non‑GAAP financial measures for the same purposes. However, these non‑GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of James Hardie’s competitors, and may not be directly comparable to similarly titled measures of James Hardie’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non‑GAAP financial measures presented in this Annual Report, including a reconciliation of each non‑GAAP financial measure to the equivalent US GAAP measure, see the section titled “Glossary of Abbreviations and Definitions” in James Hardie’s Annual Report Form 20‑F for the year ended 31 March 2024. Unless otherwise stated, all items are in U.S. currency, and financial information relates to fiscal year ended 31 March 2024. FORWARD-LOOKING STATEMENTS Certain statements in this Annual Report may constitute “forward‑looking statements” as defined in the Private Securities Litigation Reform Act of 1995. James Hardie uses such words as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook,” and similar expressions to identify forward‑looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward‑looking statements, and all such forward‑looking statements are qualified in their entirety by reference to the following cautionary statements. Forward‑looking statements are based on James Hardie’s current expectations, estimates, and assumptions, and because forward‑ looking statements address future results, events, and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Many factors could cause the actual results, performance, or achievements of James Hardie to be materially different from those expressed or implied in this Annual Report, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20‑F for the year ended 31 March 2024; changes in general economic, political, governmental, and business conditions globally and in the countries in which James Hardie does business, including changes in interest rates, changes in inflation rates; changes in exchange rates, the level of construction generally, changes in cement demand and price, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. These forward‑looking statements are made as of the date of this Annual Report, and James Hardie does not assume any obligation to update them, except as required by law. Investors are encouraged to review James Hardie’s Annual Report on Form 20‑F, and specifically the risk factors discussed therein, as it contains important disclosures regarding the risks attendant to investing in our securities.

James Hardie | 21 20-F Financials To download a copy of the 20-F Financials, please scan with your phone’s camera or visit https://ir.jameshardie.com.au/financial-information

Shareholder Information

2024 KEY DATES AND CALENDAR[1]

9 August	Annual General Meeting
13 August	FY25 First Quarter Results and Management Presentation
12 November	FY25 Second Quarter and Year-to-Date Results and Management Presentation

[1] AUS time and future dates are indicative only and are subject to change.

CORPORATE HEADQUARTERS

1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland

Telephone +353 1 411 6924
Facsimile +353 1 479 1128

SHARE/CUFS REGISTRY

James Hardie Industries Plc's registry is managed by Computershare. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street, Adelaide SA 5000

GPO Box 2975
Melbourne VIC 3001
Telephone within Australia: 1300 855 080
Telephone outside Australia: +61 3 9415 4000

Website: www.computershare.com
James Hardie Industries Plc
(ARBN 097 829 895)

Incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland and registered number 485719. The liability of its members is limited.

ANNUAL GENERAL MEETING (AGM)

Details of the 2024 AGM of James Hardie Industries Plc will be set out in the Notice of Annual General Meeting 2024.



James Hardie | 22

F Y 2 0 2 4 A N N U A L R E P O R T © 2024 James Hardie Industries plc. ™ and ® denotes trademarks or registered trademarks of James Hardie Technology Limited. Magnolia Home and the Magnolia Home logo are trademarks of Magnolia Business Ventures LLC. HOVER and the HOVER logo are trademarks of Hover, Inc. Habitat for Humanity is a trademark of Habitat for Humanity International, Inc. HGTV, MLB and The Block are trademarks of their respective owners.